Exhibit 99.1

Kidoz Inc.

and subsidiaries

Condensed Interim Consolidated Financial Statements

Unaudited

March 31, 2025

Kidoz Inc. and subsidiaries

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Kidoz Inc. are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ J.M. Williams	/S/ H. W. Bromley
J. M. Williams,	H.W. Bromley
Chief Executive Officer	Chief Financial Officer

Kidoz Inc. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

For Periods Ended March 31, 2025 and 2024

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at March 31,	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash	$3,266,294	$2,780,517
Accounts receivable, less allowance for doubtful accounts $216,518 (2024 - $220,733) (Note 3)	3,210,484	5,181,211
Prepaid expenses	75,608	65,404
Total Current Assets	6,552,386	8,027,132

Equipment (Note 4)	28,724	25,803
Goodwill (Note 6)	3,301,439	3,301,439
Intangible assets (Note 5)	326,321	368,884
Long term cash equivalent	7,563	7,553
Security deposit	3,422	3,422

Total Assets	$10,219,855	$11,734,233

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,228,713	$2,779,710
Accrued liabilities	892,626	961,653
Accounts payable and accrued liabilities - related party (Note 11)	67,817	66,181
Total Liabilities	2,189,156	3,807,544

Commitments (Note 10)

Stockholders’ Equity (Note 8):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2024 - 131,304,499)	51,590,808	51,546,940
Accumulated deficit	(43,584,689)	(43,644,831)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	8,030,699	7,926,689

Total Liabilities and Stockholders’ Equity	$10,219,855	$11,734,233

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 28, 2025. They are signed on the Company’s behalf by:

Approved by the Board of Directors	/s/ Jason Williams
J. Williams
CEO

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For Periods Ended March 31, 2025 and 2024

(Unaudited)

	2025	2024

Revenue:	$2,738,303	$1,793,071

Cost of sales:	1,240,602	836,674

Gross profit	1,497,701	956,397

Operating expenses:
Amortization of operating lease right-of-use assets	-	6,781
Depreciation and amortization (Notes 4 & 5)	45,360	108,052
Director’s fees (Note 11)	3,495	2,003
General and administrative	160,646	196,510
Loss on disposal of equipment	-	1,927
Salaries, wages, consultants and benefits (Note 11)	117,171	51,397
Selling and marketing (Note 11)	320,264	327,522
Stock-based compensation (Note 8 & 11)	43,868	68,249
Software technology development (Note 7)	850,885	889,440
Total operating expenses	1,541,689	1,651,881

Loss before other income (expense) and income taxes	(43,988)	(695,484)

Other income (expense):
Foreign exchange gain (loss)	33,197	(24,105)
Interest and other income	474	6

Net loss before income taxes	(10,317)	(719,583)

Income tax (recovery) expense	(70,459)	-
Net income (loss) and comprehensive income (loss)	60,142	(719,583)

Basic and diluted income (loss) per common share	$0.00	$(0.01)

Weighted average common shares outstanding, basic	131,304,499	131,304,499
Weighted average common shares outstanding, diluted	131,304,499	131,304,499

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Stockholders’ Equity

For the periods ended March 31, 2025 and 2024

(Unaudited)

	Three-Month period Ended March 31, 2025
	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2024	131,304,499	$51,546,940	$(43,644,831)	$24,580	$7,926,689

Stock-based compensation	-	43,868	-	-	43,868
Net income (loss) and comprehensive Income (loss)	-	-	60,142	-	60,142
Balance, March 31, 2025	131,304,499	$51,590,808	$(43,584,689)	$24,580	$8,030,699

	Three-Month period Ended March 31, 2024
	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Accumulated Deficit	Foreign currency translation adjustment	Total Stockholders’ Equity
Balance, December 31, 2023	131,304,499	$51,167,693	$(43,997,971)	$24,580	$7,194,302

Stock-based compensation	-	68,249	-	-	68,249
Net loss and comprehensive loss	-	-	(719,583)	-	(719,583)
Balance, March 31, 2024	131,304,499	$51,235,942	$(44,717,554)	$24,580	$6,542,968

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three month periods ended March 31, 2025 and 2024

(Unaudited)

	2025	2024
Cash flows from operating activities:
Net income (loss)	$60,142	$(719,583)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	45,360	108,052
Amortization of operating lease right-of-use assets	-	6,781
Loss on disposal of equipment	-	1,927
Stock-based compensation	43,868	68,249
Unrealized foreign exchange loss	(10)	154

Changes in operating assets and liabilities:
Accounts receivable	1,970,727	2,298,113
Prepaid expenses	(10,204)	(2,396)
Accounts payable and accrued liabilities	(1,618,388)	(2,360,393)
Net cash provided by (used in) operating activities	491,495	(599,096)

Cash flows from investing activities:
Acquisition of equipment	(5,718)	(4,006)
Long-term cash equivalent	-	16,463
Net cash (used in) provided by investing activities	(5,718)	12,457

Cash flows from financing activities:
Payments on operating lease liabilities	-	(7,604)
Net cash used in financing activities	-	(7,604)

Change in cash	485,777	(594,243)

Cash, beginning of period	2,780,517	1,469,224
Cash, end of period	$3,266,294	$874,981

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$8,172	$15,431

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

1. Basis of Presentation:

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Kidoz Inc. (“the Company”) in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed April 24, 2025 for the year ended December 31, 2024, included in the Company’s Annual Financial Statements and Management’s Discussion and Analysis filed with the TSX Venture Exchange on SEDAR and the Annual Report on Form 20-F, filed with the Securities and Exchange Commission. The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Continuing operations

These unaudited condensed interim consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

2. Summary of significant accounting policies:

(a) Basis of presentation:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission and the TSX Venture Exchange.

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Shoal Media Inc.	Anguilla	100%
Shoal Media (UK) Ltd.	United Kingdom	100%

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(a)	Basis of presentation: (Continued)

During the year ended December 31, 2024, Rooplay Media Kenya Limited was discontinued.

In addition, there are the following dormant subsidiaries; Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the consolidated financial statements.

(b) Use of estimates:

The preparation of unaudited condensed interim consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

(c) Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue. The content revenue is less than 10% of the total revenue.

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

4.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our Publisher Software Development Kit (“SDK”) through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and Original Equipment Manufacturer (“OEMs”) - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c)	Revenue recognition: (Continued)

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

  (d) Software Technology Development Costs:

The Company expenses all software development costs as incurred for the period ended March 31, 2025 and 2024. As at March 31, 2025, and December 31, 2024, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $20,351,460 as at March 31, 2025 (December 31, 2024 - $19,500,575).

  (e) Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

  (f) Intangible assets:

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets. Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationships	8 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(f)	Intangible assets: (Continued)

impairment or a change in the remaining useful life. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, amortizable intangible assets are grouped with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the asset group exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, the Company will write the carrying value down to the fair value in the period identified.

  (g) Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2024, there was no impairment of goodwill.

  (h) New accounting pronouncements and changes in accounting policies:

On December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(h)	New accounting pronouncements and changes in accounting policies:

Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

  (i) Financial instruments and fair value measurements:

(i)	Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

(i)	Fair values: (Continued)

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(i)	Financial instruments and fair value measurements: (Continued)

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, and accrued liabilities - related party approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

3. Accounts Receivable:

The accounts receivable as at March 31, 2025, is summarized as follows:

	March 31, 2025	December 31, 2024
Accounts receivable	$3,427,002	$5,401,944

Provision for doubtful accounts	(216,518)	(220,733)

Net accounts receivable	$3,210,484	$5,181,211

The Company has a doubtful debt provision of $216,518 (December 31, 2024 - $220,733) for existing accounts receivable.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

4. Equipment:

March 31, 2025	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$186,221	$160,524	$25,697
Furniture and fixtures	6,750	3,723	3,027
	$192,971	$164,247	$28,724

December 31, 2024	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$180,503	$157,811	$22,692
Furniture and fixtures	6,750	3,639	3,111
	$187,253	$161,450	$25,803

Depreciation expense was $2,797 (March 31, 2024 - $2,908) for the quarter ended March 31, 2025.

5. Intangible assets:

March 31, 2025	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	1,035,714	326,321
	$3,239,450	$2,913,129	$326,321

December 31, 2024	Cost	Accumulated amortization	Net book Value

Ad Tech technology	$1,877,415	$1,877,415	$-
Customer relationship	1,362,035	993,151	368,884
	$3,239,450	$2,870,566	$368,884

Amortization expense was $42,563 (March 31, 2024 - $105,144) for the quarter ended March 31, 2025.

6. Goodwill:

The Company has a goodwill balance of $3,301,439 for the period ended March 31, 2025, and the year ended December 31, 2024 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2024 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 5), and goodwill). The reporting unit has a carrying amount of $3,627,760 (December 31, 2024 - $3,670,323) as at March 31, 2025. The Company performed a discounted cash flow analysis for Kidoz Ltd. for the year ended December 31, 2024. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2024 or fiscal 2023.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

7. Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK.

During the three month period ended March 31, 2025, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	March 31, 2025	March 31, 2024
Opening total software technology development costs	$19,500,575	$16,055,557

Software technology development during the period	850,885	889,440
Closing total software technology development costs	$20,351,460	$16,944,997

8. Stockholders’ Equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock and there is only one class of common shares. The Company has an unlimited number of common shares authorized for issue.

(a)	Common stock issuances:

There were no stock issuances during the quarter ended March 31, 2025 and 2024.

(b)	Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan. The 2015 stock option plan as amended in November 2020, is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

There were no options granted during the period ended March 31, 2025.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

8.	Stockholders’ Equity: (Continued)

(b)	Stock option plans: (Continued)

During the period ended March 31, 2024, 2,318,750 options were granted to employees and consultants with an exercise price of CAD$0.20 ($0.14) where 2% vests per month. 1,056,250 options of these options were granted to directors and officers of the Company.

A summary of stock option activity for the stock option plans for the quarter ended March 31, 2025 and the year ended December 31, 2024 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2023	8,066,000	$0.39

Granted	2,318,750	0.15
Cancelled	(25,000)	(0.14)
Outstanding December 31, 2024	10,359,750	$0.31

Cancelled	(65,000)	(0.19)
Outstanding March 31, 2025	10,294,750	$0.31

The aggregate intrinsic value for options as of March 31, 2025 was $63,222 (December 31, 2024 - $nil).

The following table summarizes information concerning outstanding and exercisable stock options at March 31, 2025:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.20	2,268,750	544,500	March 25, 2029
CAD$0.30	1,805,000	902,500	February 21, 2028
CAD$0.45	1,930,400	1,808,120	June 30, 2025
CAD$0.50	789,600	789,600	February 1, 2026
CAD$0.50	2,295,000	1,698,300	February 1, 2027
CAD$0.66	200,000	176,000	July 12, 2026
CAD$1.02	1,006,000	946,000	April 6, 2026
	10,294,750	6,865,020

During the quarter ended March 31, 2025, the Company recorded stock-based compensation of $68,249 on the options granted and vested (March 31, 2024 – $68,249) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.21 (March 31, 2024 - $0.22).

(c)	The Equity Awards Plan:

During the quarter ended March 31, 2025 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

8.	Stockholders’ Equity: (Continued)

(b)	The Equity Awards Plan: (Continued)

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

9. Fair value measurement:

Except for derivative liability – warrant that was measured at level 3 inputs in the three-tier fair value hierarchy, the Company does not have any other financial instruments that are subsequently measured at fair value.

10. Commitments:

The Company leases office facilities in Netanya, Israel. This office facility is leased under operating lease agreements.

During the year ended December 31, 2020, the Company signed a five-year lease for a facility in Vancouver, Canada, commencing April 1, 2020 and ending March 2024. During the year ended December 31, 2024, the lease on the Vancouver office expired and was not renewed. The Company previously accounted for the lease in accordance with ASU 2016-02 (Topic 842) and recognized a right-of-use asset and operating lease liability.

The Netanya, Israel operating lease expired on July 14, 2017, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. During the year ended December 31, 2024, the lease was extended for a further 12 months. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

10.	Commitments: (Continued)

Minimum lease payments under these leases are approximately as follows:

2025	$37,433

The Company paid rent expense totaling $17,648 for the quarter ended March 31, 2025 (March 31, 2024 - $30,993).

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$164,800
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	CAD$221,450
Farcast Operations Inc.	T. H. Williams	VP Product	CAD$247,200

As at March 31, 2025, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at As at March 31, 2025, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $38 (March 31, 2024 - $4,123) for the quarter ended March 31, 2025.

11. Related party transactions:

For the quarter ended March 31, 2025, the Company has the following related party transactions:

	Three Months ended March 31, 2025	Three Months ended March 31, 2024
Director’s fees	$3,495	$2,003
Salaries, wages, consultants and benefits	94,246	160,130
Selling and marketing	34,224	15,380
Stock-based compensation (Note 8)	16,952	23,923
Software technology development (Note 7)	75,833	60,148
Closing balance for the period	$224,750	$261,584

The Company has liabilities of $67,817 (December 31, 2024 - $66,181) as at March 31, 2025, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

During the period ended March 31, 2024, the Company granted 1,056,250 options with an exercise price of CAD$0.20 ($0.14) to current directors and officers of the Company.

The related party transactions are in the normal course of operations and were measured at the currency exchange amount, which is the amount of consideration established and agreed to by the related parties.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

12. Segmented information:

In accordance with ASC 280-10-50-11 Segmented Disclosure, the Company operates one reportable business segments, the sale of Ad tech advertising. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer and President. The Company’s chief operating decision makers reviews financial information on a consolidated basis, principally to make decisions about how to allocate resources and to measure the Company’s performance. The chief operating decision maker reviews consolidated net income (loss), which is the measure of financial profit and loss most closely aligned with generally accepted accounting principles.

Reconciliation to net income:

	Three Months ended March 31, 2025	Three Months ended March 31, 2024
Revenue	$2,738,303	$1,793,071

Cost of revenue	1,240,602	836,674

Gross profit	1,497,701	956,397

Segment operating expenses	1,171,149	1,082,768
Total operating income (loss)	326,552	(126,371)

Unallocated expenses	281,312	384,105
Amortization and expiration of operating lease right-of-use assets	-	6,781
Depreciation	45,360	108,052
Foreign exchange loss (gain)	(33,197)	24,105
Interest income	(474)	(6)
Loss on disposal of equipment	-	1,927
Stock-based compensation	43,868	68,249
Net loss before income taxes	$(10,317)	(719,583)

The Company had the following revenue by geographical region based on impression served.

	Three Months ended March 31, 2025	Three Months ended March 31, 2024
Total revenue
Western Europe	$759,974	$631,946
Central, Eastern and Southern Europe	163,694	90,397
North America	1,746,478	984,806
Rest of World	68,157	85,922
Total revenue	$2,738,303	$1,793,071

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Three Months ended March 31, 2025 and 2024

(Unaudited)

12.	Segmented information: (Continued)

Equipment

The Company’s equipment is located as follows:

Net Book Value	March 31, 2025	December 31, 2024

Canada	$18,351	$17,213
Israel	7,766	5,707
United Kingdom	2,607	2,883
Total equipment	$28,724	$25,803

13. Concentrations:

Major customers

During the quarter ended March 31, 2025 and 2024, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; and premium purchases of Rooplay Originals. During the quarter ended March 31, 2025, the Company had revenues of $607,248, $453,674, and $350,000, from three customers (March 31, 2024 - three customers for $277,204, $260,881, and $256,166) which was more than 10% of the total revenue. The Company utilizes certain advertising agencies for the Ad tech revenue and the Google and iOS App Stores to provide a content platform for the Rooplay Apps to be played thereon.

14. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At March 31, 2025, the Company had total cash of $3,273,857 (December 31, 2024 - $2,788,070) at financial institutions, where $2,781,559 (December 31, 2024 - $2,563,066) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of March 31, 2025, the Company had three customers, totaling $444,541, $359,488 and $350,000, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2024, the Company had one customer, totaling $617,587, respectively who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

Page 21